Exhibit (a)(26)

This script must be read in conjunction with the Investor Presentation dated 14 January 2010, including the disclaimer at page 3, which also applies to this script.

Full Year 2009 Performance Review
Teleconference Script
14 January 2010, 17:00
John Dawson
Hello ladies and gentlemen and welcome to Cadbury’s 2009 Performance Update call. My name is John Dawson, Head of Investor Relations for Cadbury and with me here today are Roger Carr, our Chairman, Todd Stitzer, our CEO and Andrew Bonfield, our CFO.
I will shortly hand you over to Roger Carr who will chair today’s call, but before I do, I would like to mention a few things.
As usual, this call is being recorded and a replay of the call as well as transcripts of the Q&A, will be available as soon as possible after we finish. We are using a web-cast facility, which you can access through our website, as well as the conference call dial in. Copies of the slides we are using today are on our website.
Before I hand over to the Chairman, I need to remind you that our forward looking statements can be found at the back of the press release and that you should refer to these when considering any forward looking comments or remarks on this call.
In addition, as a result of the offer from Kraft Foods, set out on December 7th, we are restricted by the UK Takeover Code in what we can say, particularly around financial guidance, whether of a current year or longer-term basis. Our statement does include profit estimate information and you will find important disclosures from our reporting accountants and financial advisers in our press release. We will not be able to provide guidance information beyond that set out in the release and I would ask you to please bear that in mind when considering your questions.
All our figures and measures of change over the prior year or period will be on a constant currency or base business basis unless otherwise stated.
Thank you for your attention, and now I’ll hand you over to Roger Carr.
Roger Carr
The main purpose of today’s call is to review our performance in 2009 and provide you all with an opportunity to ask questions.
However, as you know we are also fighting a hostile offer from Kraft. On Tuesday of this week we published a second response document to their offer. In this we set out a number of very important considerations which we feel all our shareholders should reflect on as they review the current and any future offers from Kraft.

After Todd and Andrew have given you a quick update on the results, I will provide a summary of the key facts that put in context why we believe Kraft’s offer remains derisory, offers a very unattractive currency to Cadbury shareholders, and why we believe much greater shareholder value can be delivered by you holding on to your Cadbury shares and supporting management.
As you will hear from Todd and Andrew, our results in 2009 demonstrate the exceptional qualities of our pure-play confectionery model and the benefits of the transformation that the management team have done over the last several years. We have an outstanding business that is now hitting its stride, exceeding expectations and well on its way to becoming a best-in-class global consumer goods company.
I’ll now hand you over to Todd and Andrew to take you though the results, reflecting a terrific all round performance.
Todd Stitzer
I am delighted to report that, after a very strong 2008 and despite weak economic conditions in many markets, we have delivered another record year with strong revenue growth and a significant underlying improvement in trading margins.
After a slow start to the year, revenue growth overall was 5% in 2009, reflecting a strong second half, up 6%. Momentum in the second half was excellent with a strong fourth quarter as well, up 5%, despite cycling a good end to 2008.
Nearly all our major businesses, including those in North America and Europe, reported good growth momentum in the second half which augurs well for 2010. More on that a bit later...
On an actual currency basis, trading profit was up 27% at £808m. On a constant currency basis this was an increase of 19%, an excellent outturn.
As a result, our trading margin was 13.5%, on both constant and actual currencies.
On an actual currency basis we delivered EBITDA of one billion, eighteen million pounds. This was around £190m or 23% higher than 2008.
Finally, as a result of the expected outcome for the year, the Board is planning on a 10% increase in the dividend, around the top end of our stated policy for a 40 — 50% payout and in line with our upgraded target for future dividend growth.
Let me take you through a few group level highlights before I hand over to Andrew who will cover our business by business review and provide more detail on the profit performance.
Firstly, our three categories...
In 2009, Chocolate delivered revenue growth of 7% reflecting strong performances in the UK, India and South Africa.

Australia delivered progressively good growth in chocolate, driven by strong growth in countlines.
In Poland, we benefited from the re-launch of Wedel in the second half, leveraging the experience of the UK re-launch in 2008. For those of you who may not know, Wedel is the CDM of Poland.
The outlook for our growth in chocolate is very positive, reflecting the strengths of our business. The vast majority of our chocolate revenues are generated in thirteen markets where we an average market share of 28%.
This is a very strong base and one that gives us true scale in our key markets that we can use to grow revenues, generate further efficiencies and expand margins. After a very strong 2009, we enter 2010 with good momentum driven by excellent innovations and demand for our products.
Turning to gum...
Revenue growth improved strongly in the second half and was up 5% compared to the second half of 2008, more than compensating for the weak first quarter when, as you all know, we were impacted by customer destocking, particularly in the US and Europe. Overall, gum was up 2% for the year as a whole.
Despite weak market conditions in many developed markets, our businesses improved share in nearly all key markets. This included the US, where the launch of Trident Layers in the second half re-established strong growth momentum in the category.
With our new Trident Layers innovation creating excitement in the important US market, and our businesses in most emerging markets remaining strong, we expect good growth in 2010 in gum.
Candy revenues grew 5% for the year as a whole reflecting strong second half growth of 9%, with significantly improved performances from Halls, Eclairs and other mainstream candy brands.
Halls benefited from product innovation and an early start to the cold and flu season. Innovation also drove strong growth in other focus brands, including Eclairs and The Natural Confectionery Company.
In 2010 we expect to maintain the benefits of great product innovation, particularly in our focus brands. Together with investment in stronger routes to market and increased marketing, we expect to deliver strong candy growth next year.
Turning now to look at geography.
In our emerging markets revenue growth was again very strong for the year as a whole, up 9% with 7% growth in the first half, increasing to 10% in the second half.
This result was led by strong performances in India, South Africa and South America. Trading in Russia and South East Asia improved toward the end of the year with Russia delivering growth for the year as a whole.

In our developed markets revenue grew 2%. The UK was particularly strong in the first nine months of the year and in the second half North America, led by the US and Canada, generated good growth. Together these more than offset the effect of weak market conditions in Europe.
Turning now to key Vision into Action developments in the year.
As you know, in 2007 we set out our Vision into Action strategy. The plan included a clear programme of investments, organisational changes and management priorities. This has driven a major transformation and our results in 2009 are a clear reflection of the continuing benefits of this strategy.
We have delivered revenue growth through innovation and by driving growth in our focus brands while our investment in restructuring and efficiency has improved our gross margins and significantly reduced our SG&A costs as a percentage of revenues with much more still to come.
We have now delivered over 70% of our expected margin improvement in the first two years of our plan, which reinforces our commitment to delivering our stated targets.
Our progress reflects major changes in both SG&A costs and our supply chain.
The majority of our SG&A initiatives have been completed with the remaining plans already underway, including our activities in Europe.
We have received the full benefit from the regional management de-layering that we announced in the fourth quarter of 2008 and we have continued to embed our new category organisation throughout the business.
We have also seen some of the early benefits from the major management reorganisation announced in Europe in the second half of 2009, with further benefits expected in 2010.
Overall, in 2009 SG&A costs were only marginally higher in absolute terms which equated to a 65 basis point reduction as a percentage of revenues.
In 2008 we commenced a program to reconfigure the supply chain. I am pleased to report that this is on track to deliver savings and operational benefits that will drive margin improvements in 2010 and 2011.
We are delivering ahead of the plan and are already seeing some of the benefits...
For example... in B&I we are already benefiting from the transfer of Milk Tray, Green & Blacks and Mini Eggs to Wroclaw, Poland, and we are just commissioning the first countline to be transferred from Somerdale to Skarbimierz.
We have also closed the Barcelona gum plant and are well advanced in our plans to close an Istanbul gum plant. Both of these initiatives will benefit margin in Europe.

Finally, the reconfiguration of our chocolate and candy activities in Australia and New Zealand is now well advanced.
There are still some significant steps required to complete the program, but our progress so far gives us confidence we will continue to deliver on our commitments.
In the Spring of 2009 we commenced a mid-term review of our Vision into Action plan and last month we announced an upgraded set of targets that will take us through the next phase of our VIA programme to capitalise on the strong momentum we have created.
These included a new long-term revenue target of 5 to 7% growth per annum, a margin target of 16-18% margin by 2013 and at the same time, reflecting significantly reduced investment needs going forward, a more specific cash target, looking to generate 80 to 90% operating cash conversion from 2010 onwards.
One of the benefits of this programme will be our ability to finance strong dividend growth, and we are committing to a target of double digit growth in dividends.
Given our strong 2009, and the plans and actions we have in place to make progress going forward, we are confident we’ve the capability to meet our new goals.
Our performance in 2009 has been excellent, despite weak economic conditions. We delivered good revenue growth and a significant improvement to our trading margin. Our excellent second half performance provides great momentum as we go in to 2010 and our confectionery-focused Vision into Action plan continues to yield margin improvements beyond expectations.
Looking forward to 2010, we are targeting revenue growth within our 5-7% goal range, led by new product innovations across our categories and supported by incremental investment in marketing. We expect benefits from our restructuring and reconfiguration actions in 2010 to drive continued progress to achieve our targets of good mid-teens margin by 2011 and 16-18% margin by 2013.
Before I hand you over to Andrew, I’d like to make a couple of further observations. Exactly one month ago, when we presented our upgraded targets and strategy I said that the fundamental decision to be made by shareholders about the value of Cadbury is a decision about which team of people, Cadbury or Kraft, can deliver what they say they can.
This is a judgement based on past performance and future promise, and is made all the more relevant by the fact that around half of the consideration offered by Kraft is in the form of its own stock.
Based on a side by side comparison with Kraft, I believe we have consistently demonstrated that we can deliver what we say we can, and that Kraft has not. Our revenues have grown more than 50% faster than Kraft’s, we have consistently grown market share, they have not. We have grown profits and margins, they have not.

Kraft is offering our shareholders a derisory price for a business with great prospects. Over half of the consideration is in Kraft shares which have significantly underperformed their peers over the years. Kraft has also missed its own financial targets by some margin –casting doubt on their ability to deliver in the future; in contrast to Cadbury which has a track record of meeting or beating its targets.
From a shareholder perspective, the key decision is not just about value today but about more value tomorrow. I believe the facts speak for themselves.
I’ll now hand you over to Andrew, who will take you through the operational and financial performance in a little more detail,
Andrew Bonfield
Our statement today reflects the latest available performance estimate for the group, based on the full year performance of our businesses, but they are not a preliminary results announcement. We will provide our full year results at some stage in the future, more in line with our normal timetable.
However, as far as details of the P&L are concerned these are not likely to change and reflect of our progress in 2009. What I will do now is review the highlights of our business unit performance and the main drivers of our excellent margin improvement.
Unless otherwise indicated, all percentages are on a constant currency basis.
Let me briefly talk you through our business unit performance
B&I delivered an excellent performance, particularly in UK chocolate driven by new product innovation, an extended seasonal selling period and strong market share gains. Innovation included Wispa, Giant buttons and the Bitesize Clusters, Peanuts and Raisins. Margin improvements were led by an improved product mix, SG&A savings and logistics efficiencies. Overall, revenues were up 7% and trading margin improved by 190 basis points.
In MEA all categories and regions contributed to the good performance, with key drivers including: strong growth in South Africa, further improvement in Nigeria and benefits from route to market and innovation initiatives in the Middle East and North Africa. There was excellent margin progress driven by business transformation, portfolio rationalization and supply chain initiatives. Overall, revenues were up 11% and trading margin improved by 250 basis points.
In Europe, a significantly improved second half performance, driven by emerging markets, helped partially offset the impact of weak market conditions.
Trading conditions in France and the former CIS states were particularly weak.
A consistently strong market share performance in many key markets enabled the business to deliver a satisfactory commercial result in challenging circumstances, albeit with revenues 2% lower overall.

Despite difficult economic conditions, the European business successfully grew margin by 50 basis points, reflecting the stronger second half performance and good cost management throughout the year, including a more targeted approach to marketing in a weak consumer environment.
In Asia, strong revenue performance was driven by excellent growth in India which offset lower levels of growth elsewhere in the region. In South East Asia weaker economic conditions held back revenue, although growth in China was strong as the business rebuilt its route to market and profitability around two core brands, Halls and Cadbury Eclairs.
Overall, Asia delivered strong margin progression reflecting the benefit of good operational leverage combined with effective SG&A cost management.
As a result, revenues were up 16% and trading margin improved by 130 basis points.
In Pacific, good performances from Australia and Japan partly offset weaker trading in New Zealand.
Strong growth in Chocolate in Australia, excellent growth in The Natural Confectionery Company and a strong candy performance in Japan on the back of product innovation, were significant contributors to growth.
Margin improved strongly, reflecting favourable mix benefits and early supply chain efficiencies from the creation of centres of excellence in Chocolate.
Overall, revenues were up 3% and trading margin improved by 140 basis points.
In North America improving second half momentum was driven by an early start to the cold and flu season in the US and Canada, the successful launch of new products such as Trident Layers and Halls Refresh, and continued double-digit growth in Swedish Fish and Sour Patch Kids.
The successful launch of Trident Layers helped lift an otherwise unexciting gum market and Cadbury market share increased 30 points in the last months of the year to close at over 34%, almost unchanged year on year and heading towards previous highs.
Despite persistently weak economic conditions in Mexico, the business ended the year with positive growth. With investments in innovation and stronger route to market capabilities, Cadbury’s market share in gum reached an all time high of 84% during the year.
North America delivered significant margin improvement benefiting from good SG&A and distribution cost management. Overall, revenues were up 2% and trading margin improved by 180 basis points.
In South America, growth remained strong as Brazil delivered another year of strong performance led by new product innovations in both gum and candy, and further improvements to distribution. Growth was also strong in Columbia and Peru.

Market share momentum reflected the major investments in branding and innovation, including the launch of new Trident and Beldent gum products and investment behind Halls Creamy which drove material market share gains for the brand.
As a result, revenues were up 13% and trading margin improved by 60 basis points.
Now turning to margins...
Our underlying operating margin was 155 basis points higher than that achieved in 2008 on a constant currency basis and 160 basis points higher on an actual currency basis.
This is ahead of the margin performance in the first half and reflects the benefit of the strong revenue performance in the last six months.
We successfully offset input cost inflation, which we expect to be around 7% for the year as a whole – this is a number we are still finalising.
Gross margins finished 25 basis points ahead, after a strong second half. This reflects in part the innovation-led mix benefits in the top line and the improved mix from higher sales of gum and higher margin candy like Halls.
On a constant currency basis, marketing spend finished, as expected, around the same level as in 2008 in absolute terms and around 50 basis points lower as a percentage of revenue. This is consistent with the media deflation impact we discussed at both the first half results and the third quarter update.
Looking into 2010, we remain committed to driving our marketing effort and we expect marketing next year to increase as a percentage of revenues.
SG&A costs were 65 basis points lower overall, and distribution and warehousing costs were down a further 20 basis points, both reflecting the benefits of our Vision into Action business plan. These were partially offset by higher accruals for performance related pay, triggered by the exceptionally strong result overall.
Looking at the margin improvement another way, you can see where the 160 basis points came from as a bridge. As a result of the significant currency deflation seen in one or two emerging markets, particularly in South America, the impact of foreign exchange translation on margin was negligible for the year as a whole. As a result, actual margin was also 13.5%.
Looking at the fourth quarter specifically, we generated strong revenue growth of 5%, reflecting the excellent performance in the US and improved growth in Europe. This translated into good underlying margin growth.
As we discussed in October, we had significant further marketing investments to make in the fourth quarter to support our new product innovations and help drive growth in the first half of 2010. As a result, year on year marketing was 20 basis points higher in the fourth quarter as a percentage of sales, rather than the 80 bps of benefit we had seen in the first nine months.

If you adjust for the impact of the one off insurance claim in Q4 2008, the underlying improvement in margin in the fourth quarter would have been ahead of the run rate of margin progression in the first nine months of the year. In other words, higher than the underlying 110 basis points we delivered in the first three quarters, before benefiting from the 80 basis point reduction in marketing through to October.
As a result, our momentum going into 2010 is strong, both in terms of revenue growth, and in terms of margin delivery.
In 2009 we were able to offset input cost inflation with a successful price realisation strategy...
As I’m sure you are aware the cocoa market continues to rally at over £2,000 a tonne. The cost of cocoa represents roughly 5% of revenues and we remain confident that price realisation initiatives can be taken selectively across the portfolio to negate the margin impact of such commodity increases, particularly given the relatively benign environment for many other materials and the cover we already have in place for 2010.
There is relatively little we can say about the balance sheet at this early stage but our year end net debt is expected to be around £1.4bn, reflecting the net proceeds from the sale of the Australia Beverages business and strong operational cash flows and good capital management.
This is backed up by a long-term, secure profile of debt with an average maturity of 5 years.
Overall... despite a challenging economic environment, the successful implementation of our Vision into action plan has driven an outstanding performance.
We have delivered good growth and share gains in key markets, while making excellent progress towards our goal of good mid-teens margins by 2011.
As you are aware, we are precluded by the Takeover Code from publishing a 2010 profit forecast without an auditor’s report and no auditor will sign off a sensible forecast on the back of 12 days trading. Despite that, we have made a clear statement about revenue growth and margin improvement in the next twelve months. Our strong second half momentum underpins this confidence, as we have positioned the Group to make good progress in 2010.
Now, I’d like to hand you back to Roger.
Roger Carr
As you have heard, a business delivering exceptional results in difficult times, consistently outperforming expectations through its pure-play confectionery business model.
Todd and his team have done an excellent job transforming Cadbury and creating a business with the capability to deliver significant improvements in both operational effectiveness and financial performance.

The 2009 outcome that you have just heard about is further evidence of the success of this transformation and the potential of the business. These results reflect a high quality business — a business driving good growth, investing in the future and making sustainable improvements to its cost structure and margin.
Against this very strong picture, Kraft is offering a derisory price for Cadbury – a price that clearly does not reflect the long-term value of our business, a view shared by many commentators.
Kraft is trying to buy Cadbury on the cheap. It is offering only 11.9 times EBITDA for a great business, delivering great growth. On any scale, the price being offered is inadequate.
As part of their offer, Kraft is asking shareholders to accept around 50% of the value in Kraft shares. This is highly unappealing and of uncertain value, as evidenced by the underperformance of its shares
In our view, Kraft is an unattractive business. They are over-exposed to large, low growth developed markets, have an unfocused conglomerate business model and a range of products and categories that have significant competition from private label products.
More importantly, they have been inconsistent in their commitment to their major categories, including confectionery, buying and selling businesses and unable to develop their market shares.
Cadbury is a sharp contrast, delivering on our commitments and with a clear strategy to meet even higher goals. We benefit from our pure-play focus on confectionery, generate nearly 40% of our turnover in emerging markets and have a very limited exposure to private label products. As a result, we have focused on driving consistent gains in market share.
At the end of the day it boils down to a simple choice for shareholders.
On the one hand – ownership of a unique pure play confectionery business with iconic brands an enviable global footprint with strong penetration in growth markets backed up by
•	a cracking set of 2009 results achieved in the face of severe economic adversity.
•	A commitment to attractive future growth in revenue and margin from a proven and reliable management team.
•	All underpinned by an efficient balance sheet and strong dividend stream.
It doesn’t get much better than that.
What are you being offered by Kraft in exchange?

•	a derisory price — where the share content is dictated by one powerful shareholder and the cash content constrained by rating agency parameters.
•	a profits multiple — that is materially lower than any comparable transaction in the sector, any of which would imply a price per share significantly in excess of Kraft’s offer, and well below their own benchmark of 14 times EBITDA for large branded food transactions.
•	shares — that have consistently under performed the market since floatation with additional exposure to unpredictable currency risk
•	a management team who regularly over promise and under deliver
•	an offer – that simply fails to acknowledge the performance of today let alone the prospects for tomorrow
As we said that the start — an unappealing package ... an offer that anyone should and must refuse.
Thank you and now we’ll hand over to the operator for questions.